							EXHIBIT 12
ASHLAND INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions)

						Three months ended
	Years ended September 30					December 31
	2007	2006	2005	2004	2003	2007	2006
EARNINGS

Income from continuing operations	$201	$183	$1,958	$311	$103	$38	$53
Income taxes	58	29	(230)	100	52	20	21
Interest expense	9	8	87	112	121	2	2
Interest portion of rental expense	20	18	20	20	20	5	5
Amortization of deferred debt expense	1	-	3	2	2	-	-
Distributions in excess of (less than) earnings of unconsolidated affiliates	(5)	(6)	(246)	(260)	(89)	(2)	(2)
	$284	$232	$1,592	$285	$209	$63	$79

FIXED CHARGES

Interest expense	$9	$8	$87	$112	$121	$2	$2
Interest portion of rental expense	20	18	20	20	20	5	5
Amortization of deferred debt expense	1	-	3	2	2	-	-
Capitalized interest	2	3	1	-	-	-	1
	$32	$29	$111	$134	$143	$7	$8

RATIO OF EARNINGS TO FIXED CHARGES	8.88	8.00	14.34	2.13	1.46	9.00	9.88